Datum – Date
December 6, 2004
Ert datum – Your date

Vår referens – Our reference
Er referens – Your reference

04046934

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549 USA

RECEIVED DEC 16 2004 PROCESSING SECTION WASH., D.C.

BEST AVAILABLE COPY

SUPPL

Re: Studsvik AB (publ) - Information Furnished Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

We hereby furnish this letter and accompanying information to the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934. Our file number with the Commission is 82-5172.

If you have any questions please contact the undersigned at +46 155 22 10 61 or fax: +46 155 22 10 60.

PROCESSED
JAN 03 2005
THOMSON FINANCIAL

Yours sincerely,

Inger Wahlström
Information

12/30

Enclosures:
Press Release November 18, 2004 :
Prosecutor drops preliminary investigation against Studsvik

Postadress - *Postal address*	Telefon - *Phone*	Bank	Bankgiro - *Banking account*	Säte - *Registered in*
Studsvik AB SE-611 82 Nyköping SWEDEN	Int +46 155 22 10 00 Telefax Int +46 155 26 30 00 E-post - *E-mail* studsvik@studsvik.se Web www.studsvik.se	Svenska Handelsbanken Box 224 SE-611 25 Nyköping, SWEDEN Konto - *Account* 6601 365 141 232 Swiftcode - HANDSESS	5197-4558 Postgiro - *Postal account* 139 05 96-3 Innehar F-skattebevis	Stockholm, SWEDEN Moms reg 04-556501-0997-01 Org no. 556501-0997 VAT no. SE556501099701

Datum – Date

November 18, 2004

Prosecutor drops preliminary investigation against Studsvik

The prosecutor has decided to drop the preliminary investigation concerning suspicions that Studsvik was in violation of the Radiation Protection Act and the Act on Transportation of Hazardous Goods in connection with a shipment of radioactive iridium.

The prosecutor notes in his decision that it cannot be shown that any individual within the company can be charged with such negligence that a crime existed and that the preliminary investigation is therefore being discontinued.

Background

A shipment from Studsvik containing radioactive iridium was found to have an abnormally high radiation level when measurements were taken on receipt in New Orleans, USA. The preparation, iridium-192, was intended for industrial use. The preparation was sent from Studsvik on 27 December 2001. The Swedish Radiation Protection Authority, SSI, was of the opinion that Studsvik had contravened the Radiation Protection Act and the Act on Transportation of Hazardous Goods. SSI considered that the crime was not negligible and reported the company to the office of the public prosecutor in Nyköping.

For further information please contact
Jerry Ericsson, Chief Financial Officer, phone +46 155 22 10 32
See also www.studsvik.se

Facts about Studsvik

Studsvik is a high-tech company with a leading position in nuclear technology. Studsvik develops and markets products and services which contribute to solving customers' environmental, safety and quality problems through the application of primarily nuclear technology as well as other industrial processes. Studsvik's business is international and customers mainly comprise nuclear power plants and nuclear fuel producers as well as industrial companies and organizations in the health care sector. Studsvik comprises six strategic business areas (SBA) – Operating Efficiency and Safety, Service and Maintenance, Waste Treatment, Decommissioning, Irradiation Services and Nuclear Medicine.